Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-128257) pertaining to The Magna Group of Companies Retirement Savings Plan of our report dated July 6, 2006 [except as to note 2 “Adoption of New Accounting Standard” and note 7, which are as at June 28, 2007], with respect to the statement of net assets available for benefits as of December 31, 2005 and the statement of changes in net assets available for benefits for the year ended December 31, 2005 for The Magna Group of Companies Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

/s/ ERNST & YOUNG LLP

Ernst & Young LLP

June 28, 2007